Secure Financial Transactions — Any Time, Any Place
December 9, 2005
VIA EDGAR AND FACSIMILE
Mr. Donald Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 001-31648
Dear Mr. Walker:
Pursuant to our November 23, 2005 conversation with Ms. Maloney of the SEC, this response letter is being provided to supplement our response dated November 18, 2005 regarding Euronet’s Form 10-K for the year ended December 31, 2004.
Supplemental Company Response:
We understand that you would like additional quantitative detail supporting our assertion that the value to be assigned for generally accepted accounting principles to the contingent interest feature embedded in our contingent convertible bonds is immaterial.
The concept of materiality is described in FASB Statement of Financial Accounting Concepts No. 2, “Qualitative Characteristics of Accounting Information,” as “. . . the magnitude of an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”
As outlined in our response dated November 18, 2005, we placed significant reliance on the opinion of our investment bank, which has substantial experience in advising clients on the structuring, selling or buying of similar instruments as well as consultations with purchasers. Our investment bank concluded that, if they were asked to provide a bid for the contingent interest feature, acting as a willing investor, at arms length and without a compulsion to buy or sell, they would bid zero for the feature on a stand alone basis given the conditions that must be present before the payment of any contingent interest. As well, they would expect the feature to have little to no value through the expiration of the non-call period on December 20, 2009. In addition to their evaluation of what they would pay for the contingent interest
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feature as a stand-alone investment, our investment bank considered pricing scenarios where the contingent interest feature was included and excluded from the bond offering; again, they concluded that investors would not pay any amount for the contingent interest feature. As we stated in our previous response, we obtained confirmation from investors in our bonds that they would also not pay anything for this feature. While we believe, based on the work completed with our investment bank and investors, an investor would not ascribe any independent value to the contingent interest feature, it is a necessary component of a widely accepted debt instrument subject to U.S. federal income tax regulations governing contingent payment debt instruments.
Additionally, with assistance from our investment bank, we considered the use of valuation techniques as suggested by SFAS No. 107, “Disclosures About Fair Value of Financial Instruments.” Neither we nor our investment bank could find a model available or currently utilized in the marketplace to value a stand-alone feature such as contingent interest or a reasonably similar contingent payment instrument. We considered other valuation techniques to determine the amount a purchaser may be willing to pay for the contingent interest feature and we contemplated the possible required inputs and variables. The primary inputs and variables, among others, that would be considered by an investor in a valuation include, but are not necessarily limited to: a) the likelihood of appreciation in the trading value of the debentures to levels that would result in the payment of contingent interest, b) the likelihood that we would not call the debentures before the contingent interest provision is triggered, which may be viewed by investors to depend at least partly on our income tax position, c) the likelihood that we will be a taxpayer during the relevant contingent interest measurement periods, d) the likelihood that security holders would not exercise their conversion option before the contingent interest provision is triggered, e) the likelihood that security holders would not exercise their put option, and f) the rate of return that investors would expect for an investment with highly uncertain or unpredictable outcomes. The first three variables represent conditions that are largely uncontrollable and unpredictable by the investor and are discussed in more detail below.
Company Stock Price Appreciation – The contingent interest is not payable unless the debentures are trading at 120% or more of the principal amount of the debentures during the five trading day window ending on the second trading day before the end of the accrual period. It is important to note that if the bond does not trade at above 120% during this five trading day period, contingent interest for that period would not be paid during the following accrual period. Because the debentures’ trading value is largely correlated to the underlying common stock that it can be converted into, the trading price of our common stock would have to appreciate approximately 70% from its trading price when the debentures were issued before the bonds would be valued at 120% or more of the principal amount of the debentures. Additionally, the trading price of the debentures will be influenced by the Company’s credit capacity, free cash flows, various leverage ratios, debt service requirements and capabilities, as well as fluctuations in interest rate markets. While we believe there are reasonable scenarios whereby it is possible the Company’s performance and market conditions would result in such appreciation, the trading value of our stock has had a high degree of volatility throughout its seven year history and, accordingly, an investor would likely look for rates of return commensurate with high risk investments.
Likelihood of the Company Calling the Debentures – We have the right to call and settle the debentures for cash or common stock, at our option, anytime after December 20, 2009, before any contingent interest is payable. Assuming an investor could conclude that there was a strong likelihood that the trading price of the debentures would reach a level which triggered the payment of contingent interest, an investor would then have to conclude that we would not call the debentures. To this end, one very important variable that investors would have to consider in their analysis is our specific tax position.
Based on facts and circumstances specific to Euronet, we believe it would be extremely difficult for an investor to reasonably predict, at the time of issuance, how the tax treatment of the debentures and our projected tax position would influence our decision whether to call the debentures on December 20, 2009, or thereafter. As of December 31, 2004, our U.S. federal net operating loss carryforwards exceeded $50 million. As disclosed in our financial statements, we have recorded a valuation allowance against our entire U.S. net deferred tax asset position because we do not believe at this time that it is more likely than not the benefit attributable to the book net operating losses will be realized. Moreover, more than 88% of our revenues are generated outside the U.S. and our total U.S. operations currently generate net operating losses, and there are no assurances that we will ever generate U.S.-based operating profits. Accordingly, an investor could conclude that we would not be motivated by the tax treatment of the debentures and thus, more likely to call them. Given our current U.S. federal income tax position and all of the variables that could impact our tax position between the issuance date and the end of the non-call period, we do not find it unusual that investors would place little to no value on the contingent interest feature.
Likelihood of Euronet being a Taxpayer during Contingent Interest Periods – There is no assurance that we will be a publicly traded company during the relevant measurement periods under which contingent interest would be due, if any. Upon acquisition or other change of control of our Company, the security holders have the option to put the bonds to us for repayment or conversion. And, if such a change of control took place after the expiration of the non-call period on December 20, 2009, the acquiring company may decide to call the debentures. We, and companies like us, have been widely rumored to be potential targets for acquisitions or mergers by larger companies with similar operations wishing to expand their presence in markets where we operate. The likelihood of a possible acquisition or other change of control event is highly unpredictable and would likewise reduce the amount an investor would be willing to pay for the contingent interest feature.
Upon careful reflection on the uncertainties as described above, we do not find it unusual that a willing buyer would find that there are too many uncertainties having a limited level of predictability to warrant the payment of any amount for a contingent interest right. Accordingly, we have concluded under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 107, that for financial reporting purposes, no value should be assigned for the feature as of December 15, 2004. In prior communications with you we had described the contingent interest feature as having an immaterial value, recognizing the small likelihood that someone may be willing to pay a very nominal value for a highly uncertain benefit.
Nonetheless, to provide ourselves an added level of satisfaction that an investor would not pay anything for the contingent interest feature, we performed a reasonableness or “sanity” analysis. We calculated what the present value of all contingent interest payments would be if the bond were outstanding for the full 20 years to maturity and the bonds traded at 120% or more of the par value in each of the 30 relevant measurement periods. Due to the uncertainties described above, we believe an investor would use a large discount rate to value the potential future contingent interest payments. We determined that venture capital investor return expectations represented a reasonable proxy for speculative investments. While we did not find a definitive view in the market as to what rates of return venture capital investors expect, we noted that Mr. John Cochrane, a Ph.D. in Economics and a widely published author, in a research article entitled “The Risk and Return of Venture Capital” finds arithmetic returns of about 59% for venture capital investments. However, due to the high risk involved, venture capital investors expect that most of their return will be derived from a very small number of investments and most investments will yield a small return or total loss. Accordingly, venture capital investors generally expect returns on successful investments to well exceed the average.
We calculated the present value of the contingent interest payments using 59% as the return expectation, along with 40% and 30% sensitivity analyses, applied to potential payments of 30 basis points per annum calculated assuming a 10% compounded annualized growth rate (CAGR) of the debenture through the 20 year maturity, and assuming a constant trading value of the debentures at 120% of par value through the 20 year maturity. The results are summarized in the table below:
Materiality Sensitivity Analysis

	Present Value at:
Assumed rate of return	59%	40%	30%

10% CAGR value scenario	$67,838	$231,191	$506,467
120% constant value scenario	$83,981	$232,771	$443,633
We emphasize that our investment bank and investors said they would not pay anything for the contingent interest feature, as a stand-alone instrument or as an included feature of the debentures. However, if the most conservative of calculations from the table above ($506,467) were considered, the calculated amount would represent four tenths of one percent of the bond proceeds. As of December 31, 2004, the amount would represent one tenth of one percent of our total assets and four tenths of one percent of total stockholders’ equity. These amounts are clearly immaterial to our financial statements. Additionally, none of the above numbers would be material, nor would we expect the change in such value recorded in any given period to be material, to our recorded or expected comprehensive income, which was $22.6 million for 2004. We emphasize that this form of calculation has not been adopted by the investment community and is highly theoretical and should not be viewed as an acceptable valuation model. Based on the results of this exercise, we found no basis to question the input from our investment bank and investors.
In summary, through consultations with our investment bank and investors we concluded that a sophisticated, willing investor would not pay for the contingent interest feature, as a stand alone instrument or as part of the bond. Our reasonableness calculations confirm this position. Accordingly, for financial statement reporting purposes, we have concluded that the contingent interest feature had little to no value as a freestanding financial instrument at the issue date and through the date of this letter and thus we attached a zero value to the feature in our financial statements. This conclusion will be reassessed periodically and if circumstances change.
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (913) 327-4200.

Sincerely,
/s/ Rick L. Weller
Rick L. Weller
Executive Vice President and
Chief Financial Officer

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